FORM: 5        DIVIDEND / DISTRIBUTION DECLARATION

WHEN TO FILE:	As soon as possible after the declaration of the dividend and at least 7 trading days prior to the dividend record date.
HOW:	Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.com
QUESTIONS:	Call 416-947-4663
NOTE:
If the dividend being declared is a stock dividend of treasury shares of the Company (or of other securities that are convertible into treasury shares of the Company), the Company must also comply with the requirements in the TSX Company Manual under the headings "Stock Dividends" and "Additional Listings".

FORM: 5 Company Name: MI DEVELOPMENTS INC.	Stock Symbol:	MIM.A
MIM.B

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION	11	08	2004

	DD	MM	YYYY
	Type of Security and Stock Symbol on which Dividend / Distribution declared
	Class A Subordinate Voting Shares — MIM.A/Class B Shares — MIM.B

	Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)
	US$0.09

PAYABLE DATE	15	09	2004

	DD	MM	YYYY
RECORD DATE	31	08	2004

	DD	MM	YYYY
NOTE: Upon receipt of this Form, TSX will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)
NAME	Edward C. Hannah

PHONE / EMAIL	905-726-7198 (ed_hannah@midevelopments.com)

DATE	August 11, 2004